EXHIBIT 99.2

Non-Recourse Promissory Note

NON-RECOURSE

PROMISSORY NOTE

PRINCIPAL AMOUNT	$11,310,000.00

NOTE DATE	May 7, 2008

MATURITY DATE	May 7, 2017

                For value received, Farber Properties Group, LLC, a Michigan limited liability company (the “Debtor”), whose address is 1775 John R, Troy, Michigan 48083, promises to pay to William Farber (the “Creditor”), whose address is 32640 Whatley, Franklin, Michigan 48025, in lawful currency of the United States of America, the principal sum of eleven million three hundred ten thousand dollars ($11,310,000.00), or so much of such sum as is outstanding (the “Debt”) under this Non-Recourse Promissory Note (this “Note”), as follows:

1.             Interest will accrue on the principal balance of the Debt at the mid-term applicable federal rate fixed as of May 2008, compounding annually, as published in United States Department of Treasury Revenue Ruling 2008-20 (the “Index Rate”), which is 2.74%. The interest rate accruing under this Note at the Index Rate is referred to as the “Interest Rate”.

2.             The entire Debt, including the outstanding principal balance and all accrued but unpaid interest, will be due and payable in full in a single, lump sum balloon payment on May 7, 2017 (the “Maturity Date”), which is the nine (9) year anniversary of the Note Date.

3.             The Debtor may prepay the Debt at any time, in whole or in part, without penalty or premium.

4.             Debtor waives presentment for payment, demand, notice of demand, protest, notice of protest, notice of default for nonpayment, notice of acceleration or intent to accelerate, and all other notices.  Debtor waives diligence in collection or bringing suit.

5.             This Note and the exercise of all rights and remedies under this Note shall be governed by, construed, interpreted, and enforced in accordance with the internal laws of the state of Michigan.

6.             Payment of this Note is secured by a Stock Pledge and Security Agreement, dated as of the Note Date, from Debtor to and for the benefit of Creditor (the “Pledge Agreement”).  The term “Collateral” shall have the meaning given to it in the Pledge Agreement.  Notwithstanding anything in this Note to the contrary or otherwise, in the event of any breach or default of this Note by Debtor, the obligation of the Debtor to the Creditor shall be limited in recourse to the Collateral pledged under the Pledge Agreement, and the Creditor shall have no right to enforce any judgment or claim against Debtor on account of the Debt against or by levy or attachment upon any assets or properties of the Debtor other than the Collateral pledged under the Pledge Agreement.

SIGNATURE OF DEBTOR

WITNESS	Farber Properties Group, LLC

/s/ Jill Farber	By	/s/ David Farber
David Farber, Its: Manager

/s/ Jennifer Farber	And By	/s/ Jeffrey Farber
Jeffrey Farber, Its: Manager